EXHIBIT 99.1

Press Release

LENCO MOBILE INC. REPORTS  RESULTS FOR THIRD QUARTER 2011

November 7, 2011

SANTA BARBARA, California -- Lenco Mobile Inc. (LNCM:PK) today announced results for the quarter ended September 30, 2011.

Revenue reached $2.8 million in the third quarter of 2011.  This represents a 359% increase year over year, compared to revenues of $0.6 million in the third quarter of 2010, and a 32% increase over second quarter 2011 revenues of $2.1 million.

Commenting on the results, Michael Levinsohn, CEO and President of Lenco Mobile Inc., said, “We are pleased with the revenue achievement of our mobile services and solutions segment.  Significantly, the primary driver of this growth has been sales of our mobile statement solution in South Africa, which is sold on a recurring revenue model and has been well-received by clients in the financial services, retail and wireless carrier sectors.  Recurring revenues from retainer relationships with wireless carriers and brand owners using our mobile statement solution represented approximately 80% of the total revenues from our South African subsidiary in both the second and third quarter of 2011.”

“In the third quarter of 2011, we reached another milestone by billing our first revenues in Singapore serving a significant regional Wireless Carrier.  While the revenues generated in Singapore were not a material portion of revenues for the period, they demonstrate the viability and technological advantages offered by the use of our rich media, messaging platform and messaging service offerings.  We expect to expand our offering to brand clients in Singapore and are currently testing connectivity with another major carrier in the Asia Pacific region” Levinsohn added.

Lenco’s mobile services and solutions business generated income from operations, before depreciation, amortization, stock compensation expense and impairment loss, of $0.7 million in the third quarter of 2011, compared to an income from operations, before depreciation, amortization, stock compensation expense and impairment loss, of $0.1 million for the third quarter 2010.

Lenco Mobile Inc’s loss from operations before depreciation, amortization, stock compensation expense and impairment loss was $0.6 million in the third quarter of 2011 representing a 45% decrease compared to the loss in the third quarter 2010 of $1.0 million.  The improvement in operating results was primarily driven by higher sales in third quarter 2011 compared to third quarter 2010, tempered by increased general and administrative expenses. The company had significant one-time costs related to professional fees stemming from both the planned acquisition of iLoop Mobile, Inc., announced today in a separate release, and the planned disposition of the business comprising its broadcast media segment. Lenco expects that general and administrative expenses will diminish in conjunction with the rationalization of expenses in the iLoop merger as well as the discontinuance of the broadcast media segment.

Net loss for the third quarter was a $32.3 million.  $29.9 million of the loss was related to one-time charges from discontinued operations, comprising the broadcast media segment, which the Company is divesting.

At September 30, 2011 the Company had cash and cash equivalents of $0.6 million and a working capital deficit of $0.2 million.  Net cash used in operations for the nine month period ended September 30, 2011 was $6.4 million.  “At this time we do not anticipate that our cash, cash equivalents and short-term investment balances and any cash generated from operations and borrowings will be sufficient to meet our cash requirements.  We intend to seek additional capital, through a private sale of equity or debt securities, to provide sufficient working capital to fund our planned acquisition of iLoop and to continue growing our operations,” said Levinsohn.

Conference call

Lenco Mobile will host a conference call at 11:00 a.m. Pacific time (2:00 p.m. Eastern time), Tuesday, November 8, 2011 to discuss its third quarter 2011 results as well as the iLoop merger. Participating in the call will be Michael Levinsohn, chief executive officer of Lenco Mobile Inc. and Matt Harris, chief executive officer of iLoop Mobile, Inc.

The call is open to the public and may be accessed by dialing the following number ten minutes prior to the scheduled conference call time: 1-877-340-7912. International callers should dial 1-719-325-4744. Participants can access the conference call using the title of the call: Lenco Mobile Investor Conference Call. If you are unable to participate in the call at this time, a telephonic replay will be available at 5: 00 p.m. Eastern time on November 11, 2011 through November 15, 2011 at 11:59 p.m. Eastern time. To access the replay, please dial 1-877-870-5176. International callers should dial 1-858-384-5517. The pass code will be 6334040.

About Lenco Mobile Inc.

Lenco Mobile Inc. is a global developer, owner, and operator of proprietary advertising and technical platforms primarily for the high growth mobile and online marketing sectors.  The platforms provide customers, including leading wireless carriers and consumer brands with turnkey solutions to attract, retain and monetize relationships with consumers.  Lenco Mobile offers brand owners the ability to design, manage, and execute mobile marketing campaigns through a range of rich media solutions, including our proprietary MMS messaging solutions, our Build.mobi™ mobi site builder, mobile greeting cards, mobile statements, high-volume internet and mobile ad-impression serving, and search and database marketing.  Our solutions provide improved messaging throughput, better quality, and reduced bandwidth usage on a per message basis.  The Company is headquartered in the U.S. and operates from three geographical hubs: U.S. for the Americas region, South Africa for the EMEA region, and, Singapore for Asia/Pacific Rim countries.

Forward Looking Statements.

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements, including expectations concerning the Company's ability to successfully launch its mobile phone products or services in new geographic territories, anticipated trends in financial results, and other financial and business results.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause its actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. For a discussion of certain risk that may impact the Company's operations see the discussion under "Risk Factors" in the Company's annual report on Form 10-K and other documents filed with the SEC. Neither Lenco Mobile Inc. nor any Company mentioned in this release undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Lenco Mobile Inc. assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Investor Relations Contact:
Michael Levinsohn
CEO – Lenco Mobile Inc.
+1.805.308.9199

Lenco Mobile Inc.
and its Subsidiaries
Consolidated Balance Sheets

	As of
	September 30, 2011 (unaudited)	December 31, 2010 (audited)
ASSETS
Current assets:
Cash and cash equivalents	$580,356	$9,282,898
Accounts receivable, net of allowance of $16,905 and $94,720, respectively	2,158,217	782,270
Purchase price receivable	-	275,000
Other current assets	116,280	137,910
Income taxes receivable	231,917	492,889
Net assets related to current discontinued operations	456,099	1,095,383
Total current assets	3,542,869	12,066,350

Property and equipment, net	416,276	530,772

Other noncurrent assets:
Intangible assets - goodwill	810,104	1,214,756
Intangible assets - other, net	1,506,068	2,564,514
Other noncurrent assets	9,744	-
Net assets related to noncurrent discontinued operations	-	31,429,501
Total other noncurrent assets	2,325,916	35,208,771

Total assets	$6,285,061	$47,805,893

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,963,885	$1,163,971
Current portion of long-term obligations, net of debt discount (convertible debt portion of $260,000 and $1,625,750, respectively)	353,400	1,759,110
Preferred dividend payable	667,587	165,193
Preferred stock deposit liability	-	400,000
Current contingent consideration liability	-	479,689
Warrant put liability	-	60,000
Net liabilities related to current discontinued operations	722,749	1,150,095
Total current liabilities	3,707,621	5,178,058

Long-term obligations, less current portion	10,323	133,842
Net liabilities related to noncurrent discontinued operations	-	14,138,461
Total liabilities	3,717,944	19,450,361

Shareholders' equity:
Preferred Stock, Series A 1,000,000 shares authorized, $.001 par value, 107,500 and 100,000 shares issued and outstanding at September 30, 2011 and at December 31, 2010, respectively	108	100
Common stock, 250,000,000 shares authorized, $.001 par value, 71,145,659 shares issued and outstanding at both September 30, 2011 and December 31, 2010.	71,145	71,145
Additional paid in capital	60,671,560	54,243,114
Accumulated other comprehensive income	80,893	568,530
Accumulated deficit	(57,945,081)	(26,455,744)
Total Lenco Mobile Inc. shareholders' equity	2,878,625	28,427,145
Noncontrolling deficit	(311,508)	(71,613)
Total equity	2,567,117	28,355,532

Total liabilities and shareholders' equity	$6,285,061	$47,805,893

Lenco Mobile Inc.
and its Subsidiaries
Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$2,758,541	$605,232	$7,206,161	$4,318,451
Cost of sales	981,028	255,611	2,250,763	1,148,509
Gross profit	1,777,513	349,621	4,955,398	3,169,942

Operating expense:
Sales and marketing	124,079	50,161	807,114	221,191
General and administrative	2,221,567	1,245,703	6,458,370	4,022,047
Stock compensation expense	557,802	-	1,670,675	-
Research and development	-	85,412	-	256,623
Depreciation and amortization	355,799	325,644	1,018,706	858,366
Impairment loss	924,636	-	924,636	-
Total operating expense	4,183,883	1,706,920	10,879,501	5,358,227

Loss from operations	(2,406,370)	(1,357,299)	(5,924,103)	(2,188,285)

Other income (expense):
Interest expense, net	(6,810)	(126,103)	(26,967)	(472,228)
Other income	60,000	-	66,301	-
Total other income (expense)	53,190	(126,103)	39,334	(472,228)

Loss from operations before provision for (benefit from) income taxes	(2,353,180)	(1,483,402)	(5,884,769)	(2,660,513)

Provision for (benefit from) income taxes	139,406	(257,057)	166,597	(125,173)

Loss from continuing operations	(2,492,586)	(1,226,345)	(6,051,366)	(2,535,340)

Loss from discontinued operations, net of taxes of $1,900,565	(29,909,447)	(1,697,492)	(21,167,694)	(1,333,933)
Net loss	(32,402,033)	(2,923,837)	(27,219,060)	(3,869,273)

Net loss attributable to noncontrolling interest	(67,964)	(26,330)	(239,894)	(42,894)

Net loss attributable to Lenco Mobile Inc.	(32,334,069)	(2,897,507)	(26,979,166)	(3,826,379)

Preferred stock dividends	(172,426)	-	(502,394)	-
Series A Preferred Stock accretion of beneficial conversion feature	(1,340,625)	-	(4,007,779)	-

Net loss attributable to common stockholders	$(33,847,120)	$(2,897,507)	$(31,489,339)	$(3,826,379)

Basic and diluted net loss per share applicable to common stockholders
Continuing operations	$(0.04)	$(0.02)	$(0.09)	$(0.04)
Discontinued operations	$(0.42)	$(0.03)	$(0.30)	$(0.02)
Net loss per share applicable to common stockholders	$(0.46)	$(0.04)	$(0.38)	$(0.06)

Weighted average shares used in per share calculation - basic and diluted	71,145,659	66,290,001	71,145,659	65,505,508

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010

Net loss	$(32,402,033)	$(2,923,837)	$(27,219,060)	$(3,869,273)

Foreign currency translation adjustment	(602,875)	284,341	(631,388)	202,277
Unrealized gains on investments	230,000	15,813	143,750	57,500
Total comprehensive loss	$(32,774,908)	$(2,623,683)	$(27,706,698)	$(3,609,496)